October 6, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Office of Technology

RE:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-1
File No. 333-259678
Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 5, 2021, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Daylight Time on October 6, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

We respectfully request that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. Eastern Daylight Time on October 7, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Richard Alsop of Shearman & Sterling LLP at (212) 848-7333 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Jeffrey E. Kirt
Name:	Jeffrey E. Kirt
Title:	Chief Executive Officer

cc:	Richard Alsop, Esq.

Kristina Trauger, Esq.

Shearman & Sterling LLP